

08025329

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____12/01/06____ AND ENDING____11/30/07____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sterling Grace Municipal Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Summerhill Road

(No. and Street)

Spotswood	New Jersey	08884
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Dirscherl   732-251-2460
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. I. Grossman & Company, LLC
(Name – if individual, state last, first, middle name)

1496 Morris Avenue	Union	New Jersey	07083
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 2 2008
THOMSON
FINANCIAL

026
Mail Processing
Section
JAN 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____James Dirscherl_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sterling Grace Municipal Securities Corporation_____ , as of _____November 30_____, 20_07___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Vice President_____
Title

_____ 1/28/2008
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

NOVEMBER 30, 2007

WITH

INDEPENDENT AUDITORS' REPORT

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

TABLE OF CONTENTS

M. I. GROSSMAN  & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Sterling Grace Municipal Securities Corporation
100 Summerhill Road
Spotswood, NJ 08884

We have audited the accompanying balance sheet of Sterling Grace Municipal Securities Corporation as at November 30, 2007, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Grace Municipal Securities Corporation as at November 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4 and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

January 19, 2008

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
BALANCE SHEET
AS AT NOVEMBER 30, 2007

ASSETS

Cash	$ 93,311
Market value of securities owned by firm	6,677,156
Accrued interest receivable	101,373
Interest receivable - Loan	38,337
Furniture and fixtures less accumulated depreciation of $51,324	-0-
Security deposits	3,170
Prepaid expenses	559,875
Loan receivable	79,800
TOTAL ASSETS	$ 7,553,022

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses		$ 181,736
Officer loan		300,000
Due to clearing organization		1,668,040
Loan payable		500,000
Income taxes payable		1,560
		2,651,336
Commitments		
Stockholders' equity:		
Common stock, no par value, 100 shares		
authorized, 96 issued and outstanding	$ 48,000	
Retained earnings	4,853,686	
Total stockholders' equity		4,901,686
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 7,553,022

See accompanying notes and independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED NOVEMBER 30, 2007

Revenues:		
Trading		$ 557,058
Interest		687,529
Total revenues		1,244,587
General and administrative expenses:		
Payroll and employee benefits	$ 659,181	
Travel and entertainment	8,347	
Bank charges	718	
Telephone	7,089	
Rent	50,509	
Subscriptions	73,508	
Office expense	9,760	
Clearance charges	9,634	
Dues & fees	8,206	
Postage	2,270	
Interest	445,789	
Professional fees	18,370	
Insurance	4,390	
State franchise taxes	935	
Donations	100	
Conferences	1,750	
Total general and administrative expenses		1,300,556
Loss before income tax		(55,969)
Income taxes:		
Federal	-0-	
State	1,560	
Total income taxes		1,560
Net loss		$ (57,529)

See accompanying notes and independent auditors' report.

Cash flows from operating activities:		
Net loss		$ (57,529)
(Increase) decrease in:		
Market value of securities owned by firm	386,926	
Accrued interest receivable	43,238	
Accounts receivable	35,114	
Interest receivable loan	(5,943)	
Loan receivable	3,250	
Prepaid expenses	(559,575)	
Increase (decrease) in:		
Income taxes payable	1,560	
Accrued expenses	43,936	
Total adjustments		(51,494)
Net cash used by operating activities		(109,023)
Cash flows from financing activities:		
Decrease in clearance organization loan	(327,095)	
Loan from related party	500,000	
Net case provided by financing activities		172,905
Net increase in cash		63,882
Cash, beginning of year		29,429
Cash, end of year		$ 93,311

Supplemental disclosures of cash flow information

Cash paid for:

Income taxes		$ 935
Interest		$ 445,789

See accompanying notes and independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
NOVEMBER 30, 2007

	Common Stock	Retained Earnings	Stockholders Equity
Balance, beginning of year	$48,000	$4,911,215	$4,959,215
Net loss	-0-	(57,529)	(57,529)
Balance, end of year	$48,000	$4,853,686	$4,901,686

See accompanying notes and independent auditors' report.

Subordinated liabilities - beginning of year	$ -0-
Increases	-0-
Subordinated liabilities - end of year	$ -0-

See accompanying notes and independent auditors' report.

Note 1 - <u>Summary of Significant Accounting Policies</u>:

<u>Organization</u>

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

As at November 30, 2007, the Company was in compliance with all minimum net capital requirements.

<u>Securities Transactions</u>

Securities transactions are recorded on a settlement date basis.

<u>Property and Equipment</u>

Property and equipment are stated at cost. Depreciation is provided on both the straight-line and accelerated methods over the estimated useful lives of the related assets. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. General repairs and maintenance are charged to income when incurred.

<u>Use of estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - <u>Officer Loan Payable</u>

    a) The officer of Sterling Grace, Mark Doyle, advanced the company $200,000 bearing interest at 8% per annum. Interest is paid annually.

    b) The officer of Sterling Grace, Mark Doyle, advanced the Company $100,000 bearing interest at 4.75% per annum. Interest is paid annually.

Note 3 - <u>Related Party</u>

Spotswood Partners a related entity advanced the company $500,000 bearing interest at 4.75% per annum. Interest is paid semi-annually.

Note 4 - Due to Clearing Organization

The payable to the clearing organization is for firm transactions and is collateralized by firm securities. Interest is at a rate that is equal to the Southwest Securities customer margin rate.

Note 5 - 401K Roth Plan

The company sponsors a 401K Roth plan covering all full-time employees who have two years of service and are age 21 or older. Contributions to the plan are determined each year by the board of directors. 401K Roth plan expense for the year ending November 30, 2007 was $0.

Note 6 - Commitments

The Company entered into an 24 month noncancellable operating office lease effective March, 2006, at a monthly rental of $4,131. The rent will be increased on a yearly basis based on the Consumer Price Index. The future minimum rent payments required under such non-cancellable operating lease as at November 30, 2007 is as follows:

Year Ending November 30,	Amount
2008	$12,677
Total minimum payments	$12,677

Note 7 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At November 30, 2007, the Company has net capital of $3,614,490, which was $3,514,490 in excess of its minimum dollar net capital requirement of $100,000.

Schedule 1

Total stockholders' equity	$4,901,686
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated borrowings	4,901,686
Less: Deductions and/or charges: Non-allowable assets	681,182
Net capital before haircuts on security positions	4,220,504
Less: Haircuts on securities: State and municipal government Obligations	606,014
Net capital	3,614,490
Less: Greater of 6 2/3% of aggregate indebtedness or $100,000	100,000
REMAINDER: Net capital in excess of all requirements	$3,514,490

Aggregate indebtedness   983,296 = 27.20%
Net capital   3,614,490

We have compared the computation of net capital under Section 240.15C3-1 of the Securities Exchange Act to your most recent unaudited Part II Filing of Form X-17a-5 and found a difference of $15. The difference was a result of year end closing adjustments which were not considered material.

See independent auditors' report.

Schedule 2

The Company is exempt from the computation for determination of reserve requirements in that all customer transactions are cleared through Southwest Securities Incorporated on a fully disclosed basis.

Schedule 3

We have found no material inadequacies in the accounting system, internal accounting control, and that procedures for safeguarding securities are adequate.

See independent auditors' report.

Schedule 4

The computation of net capital per the audited financial statements as at November 30, 2007, compared to the net capital computed on Form X-17A-5 (Focus Report) differed by $15. The difference was a result of year end closing adjustments and these are considered normal and ordinary in nature.

See independent auditors' report.

Board of Directors
Sterling Grace Municipal Securities Corporation
100 Summerhill Road
Spotswood, NJ 08884

In performing our audit of Sterling Grace Municipal Securities Corporation for the year ended November 30, 2007, we found no material inadequacies existed, or found any to have existed since the previous audit.

In our opinion, the section referred to above has been followed in accordance with applicable instructions.

M. I. Grossman & Company L.L.C
Certified Public Accountants

January 19, 2008

Certified Public Accountants

M. I. GROSSMAN  & COMPANY, L. L. C.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sterling Grace Municipal Securities Corporation
100 Summerhill Road
Spotswood, NJ 08884

We have audited the Focus Report Form X-17A-5 of Sterling Grace Municipal Securities Corporation as of November 30, 2007 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

January 19, 2008

04320STB.07Y

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043



M. I. G R O S S M A N & C O M P A N Y, L. L. C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C-3-3

Board of Directors
Sterling Grace Municipal Securities Corporation
100 Summerhill Road
Spotswood, NJ 08884

In planning and performing our audit of the financial statements of Sterling Grace Municipal Securities Corporation for the year ended November 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17A-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15C-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

Continued . . . .

MORRIS I. GROSSMAN, CPA   HENRY S. MILLIN, CPA   JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740   E-Mail: MIGCPA@MIGROSSMAN.COM   Fax: (908) 686-6043

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

M. I. Grossman & Co.

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

January 19, 2008

END